SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Credit Suisse Park View BDC, Inc.

(Name of Subject Company (issuer))

Credit Suisse Park View BDC, Inc.

(Name of Filing Person (issuer and offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

22548B 108

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lou Anne McInnis

One Madison Avenue

New York, New York 10010

(212) 538-7035

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gregory B. Astrachan, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-9294	Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$11,901,554.52	$1,198.49

*	Estimated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,353,988 shares of common stock of Credit Suisse Park View BDC, Inc. at a price equal to $8.79 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

Credit Suisse Park View BDC, Inc., an externally managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), is incorporated in Maryland (the “Company,” “our,” “we,” or “us”) and is filing this Tender Offer Statement on Schedule TO (this “Statement”) under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to purchase up to 1,353,988 shares of its issued and outstanding common stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase Up to 1,353,988 Outstanding Shares of Common Stock at a Cash Purchase Price of $8.79 Per Share by Credit Suisse Park View BDC, Inc., dated September 1, 2016 (the “Offer to Purchase”). The term “Shares” as used herein refers only to those shares of our Common Stock that are eligible to be tendered for purchase. The Offer to Purchase attached hereto as Exhibit 99(a)(1)(A), the Form of Letter of Transmittal attached hereto as Exhibit 99(a)(1)(B), the Form of Notice of Withdrawal of Tender attached hereto as Exhibit 99(a)(1)(C) and the Letter to Shareholders, dated September 1, 2016, attached hereto as Exhibit 99(a)(1)(D), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”

In May, 2016, representatives of Credit Suisse Asset Management LLC (“CSAM”), the Company’s investment adviser, informed the Board of Directors of the Company (the “Board”) that, after a strategic review, Credit Suisse Alternative Capital, LLC (“CSAC”) had determined to seek to sell its investment in the Company. As of the date hereof, CSAC owns 22,114,476 Shares of Common Stock, or approximately 94% of our issued and outstanding shares. The Board was informed that, despite diligent marketing efforts, investments in the Company by third parties were very low and further efforts were not expected to be successful at this time. Representatives of CSAM recommended to the Board that Credit Suisse Securities (USA) LLC (“CS USA”) be retained to advise the Company on a strategic transaction that would enable CSAC to obtain liquidity for its interest in the Company. We retained CS USA and CS USA has been actively assisting the Company in seeking to effect such a transaction. Given the controlling position of CSAC, any sale of CSAC’s interest would enable a buyer to control the Company, which would enable a buyer to terminate CSAM as investment adviser and replace it with another adviser and remove and/or replace the Board. Other changes that a controlling buyer could effect include material changes to the Company’s operations and investment strategy, goals and policies. A new buyer could also take steps to cause the Company to cease to be regulated as a business development company under the Investment Company Act, resulting in investors losing the benefits and protection of being regulated as a business development company under the Investment Company Act. CSAM advised the Board it would expect a buyer of CSAC’s interest to change the adviser and Board and potentially merge the Company with and into another company, which may or may not itself be a business development company, with potentially differing goals and strategies, although there can be no certainty of this until a particular transaction is negotiated.

In August, 2016, the Board formed a special committee (the “Special Committee”) of the Board, composed solely of two directors who are unaffiliated with the Company or any affiliate of the Company, Enrique R. Arzac and Steven N. Rappaport, to evaluate the purchase price for and recommend approval by the Board of, a tender offer to be made by the Company.

In light of actions being taken to sell CSAC’s interest in the Company and the uncertainties surrounding the future management and structure of the Company were such steps to be successful, the Special Committee recommended and the Board determined that it is in the best interest of the Company and its shareholders to commence a tender offer on the terms set forth in the Offer to Purchase. The Special Committee and the Board were advised by CSAM that CSAC would not tender any Shares in the Offer, so that the tender will be exclusively available to shareholders other than CSAC. As a result, shareholders will have the opportunity to sell their shares and exit their investment in the Company prior to the consummation of any transaction and the occurrence of any of the potential changes noted above.

In recommending the approval of the Offer by the Board, the Special Committee and the Board considered a number of factors, including that the Offer enables shareholders to tender their Shares for a price that is likely to be higher than what they would receive in a transaction with a buyer of CSAC’s interest or in a merger of the Company with and into another entity and that the Offer provides liquidity to shareholders wishing to avoid the potential consequences of a transaction.

In setting the purchase price in the Offer, the Board considered the price shareholders could expect to receive on a forced liquidation of the Company, information about the range of bids that had been received from third parties, and valuations of the Company’s assets by a third party as of June 30, 2016.

Referencing the valuation as of June 30, 2016, the Offer price was set at a level that the Special Committee and the Board considered to be beneficial to tendering shareholders and above the price that was likely to be obtained in a forced liquidation of the Company’s portfolio holdings or sale of the Company as a whole. Based on the range of bids that had been received from third parties, the Special Committee and the Board believe that the purchase price in the Offer is likely to be higher than the amount a non-tendering shareholder would receive in connection with any transaction.

As of the date of the Offer, it is not certain that a transaction will occur or, if one were to occur, what form such a transaction would take or the price per Share that would be payable in connection therewith. However, bids received are below the Company’s net asset value as of June 30, 2016.

If a transaction is structured as a merger, any shareholder of the Company at the time of the merger, including any such shareholder who does not tender his or her Shares in connection with the Offer, would be required to exchange his or her Shares for cash or other consideration from the third-party buyer at the same price per Share as the price per Share payable to CSAC in connection with such merger, subject to the right of such shareholder to seek appraisal rights under the General Corporation Law of the State of Maryland. If a transaction is structured in a different form, including a sale by CSAC of its Shares of Common Stock to a third-party buyer, then any shareholder of the Company at the time of such sale of Shares by CSAC, including any such shareholder who does not tender his or her Shares in the Offer, is not required to be given an opportunity to sell his or her Shares in connection with such sale of Shares by CSAC. As a result, any such shareholder would continue to be a shareholder of the Company after the transaction unless steps are taken to effect a merger transaction that results in the elimination of minority shareholders. It is also possible that such transaction could be structured as a sale of all, substantially all or some lesser portion of the assets of the Company, with the primary assets of the Company after such sale being the proceeds thereof, and any assets not included in such sale.

The Offer is not conditioned upon the successful sale of CSAC’s interest in the Company or the closing of any other transaction affecting the Company.

ITEMS 1 THROUGH 11.

The information set forth in the Offer to Purchase and the Letter of Transmittal, attached hereto as Exhibits 99(a)(1)(A) and 99(A)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Statement.

ITEM 12.   EXHIBITS.

Exhibit	Description

99(a)(1)(A)	Offer to Purchase Up to 1,353,988 Outstanding Shares of Common Stock at a Cash Purchase Price of $8.79 Per Share by Credit Suisse Park View BDC, Inc., dated September 1, 2016.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Form of Notice of Withdrawal of Tender.

99(a)(1)(D)	Letter to Shareholders, dated September 1, 2016.

99(b)(1)	Senior Secured Revolving Credit Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, the Lenders thereto and Capital One, N.A., as Administrative Agent, dated October 31, 2014 (incorporated by reference to Exhibit 99(k)(4) of the Company’s Registration Statement on Form N-2/A, which was filed with the SEC on January 9, 2015).

99(b)(2)	Amendment No. 4 to Credit Agreement by and among Credit Suisse Park View BDC, Inc., the Lenders thereto and Capital One, N.A., as Administrative Agent, dated August 17, 2016.

99(b)(3)	Guarantee, Pledge and Security Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, to subsidiary Guarantors party thereto and Capital One, N.A., as Revolving Administrative Agent and Collateral Agent, dated October 31, 2014 (incorporated by reference to Exhibit 99(k)(5) of the Company’s Registration Statement on Form N-2/A, which was filed with the SEC on January 9, 2015).

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CREDIT SUISSE PARK VIEW BDC, INC.

By:	/s/ Kenneth J. Lohsen
Name: Kenneth J. Lohsen
Title: Chief Financial Officer

Date: September 1, 2016

EXHIBIT INDEX

Exhibit	Description

99(a)(1)(A)	Offer to Purchase Up to 1,353,988 Outstanding Shares of Common Stock at a Cash Purchase Price of $8.79 Per Share by Credit Suisse Park View BDC, Inc., dated September 1, 2016.

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Form of Notice of Withdrawal of Tender.

99(a)(1)(D)	Letter to Shareholders, dated September 1, 2016.

99(b)(1)	Senior Secured Revolving Credit Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, the Lenders thereto and Capital One, N.A., as Administrative Agent, dated October 31, 2014 (incorporated by reference to Exhibit 99(k)(4) of the Company’s Registration Statement on Form N-2/A, which was filed with the SEC on January 9, 2015).

99(b)(2)	Amendment No. 4 to Credit Agreement by and among Credit Suisse Park View BDC, Inc., the Lenders thereto and Capital One, N.A., as Administrative Agent, dated August 17, 2016.

99(b)(3)	Guarantee, Pledge and Security Agreement by and among Credit Suisse Corporate Credit Solutions, LLC, to subsidiary Guarantors party thereto and Capital One, N.A., as Revolving Administrative Agent and Collateral Agent, dated October 31, 2014 (incorporated by reference to Exhibit 99(k)(5) of the Company’s Registration Statement on Form N-2/A, which was filed with the SEC on January 9, 2015).